July 17, 2012

VIA EDGAR

Mr. David R. Humphrey Ms. Amy Geddes Mr. Nolan McWilliams U.S. Securities and Exchange Commission Division of Corporate Finance
Washington, D.C. 20549

Dear Ladies and Gentlemen,
China Eastern Airlines Corporation Limited Form 20-F for the Year Ended December 31, 2011 Filed April 24, 2012

China Eastern Airlines Corporation (the “Company” or “we”) refers to the comments of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 6, 2012 on its Annual Report on Form 20-F. We are in the process of preparing our response to the Commission’s comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to July 27, 2012.

Thank you in advance for your consideration. We look forward to receiving your written confirmation of the extension.

Yours sincerely, /s/ WU Yongliang
WU Yongliang
Vice President and Chief Financial Officer China Eastern Airlines Corporation Limited